SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 11, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By letter dated April 11, 2016, IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) reported that, as a result of its offer to purchase for cash pursuant to the Offer to Purchase and Consent Solicitation Statement, dated March 3, 2016, as amended, it has purchased US$75,446,000 aggregate principal amount of its 8.500% Notes due 2017, Series No. 1 and US$78,563,000 aggregate principal amount of its 11.500% Notes due 2020, Series No. 2 (the “Notes”), in each case on April 8, 2016.

Consequently, and in accordance with the Indenture, dated as of February 2, 2007, among the Company, as issuer, The Bank of New York Mellon (formerly The Bank of New York), as trustee (the “Trustee”), co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A. (formerly Banco Río de la Plata S.A.), as registrar, paying agent, transfer agent and representative of the Trustee in Argentina (the “Representative”), providing for the issuance of the Notes, on April 8, 2016, the Company instructed:
(1)
the Trustee to cancel US$75,446,000 aggregate principal amount of the Notes, and to make such reduction by an adjustment on the records of the register for the Notes maintained by the Trustee in its capacity as Co-Registrar and by endorsement on the Global Securities representing the Notes; and

(2)	the Representative, in its capacity as Registrar, to reflect such reduction by an adjustment on the records of the register for the Notes maintained by the Representative in its capacity as Registrar.

In addition, and in accordance with the Indenture, dated as of July 20, 2010, among the Company, as issuer, The Bank of New York Mellon, as trustee (the “Trustee”), co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent, transfer agent and representative of the Trustee in Argentina (the “Representative”), providing for the issuance of the Notes, on April 8, 2016, the Company instructed:
(1)
the Trustee to cancel US$78,563,000 aggregate principal amount of the Notes, and to make such reduction by an adjustment on the records of the register for the Notes maintained by the Trustee in its capacity as Co-Registrar and by endorsement on the Global Securities representing the Notes; and

(2)	the Representative, in its capacity as Registrar, to reflect such reduction by an adjustment on the records of the register for the Notes maintained by the Representative in its capacity as Registrar.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: April 15, 2016